UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

NOMAC ACQUISITION, INC.

CHESAPEAKE ENERGY CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

112211107

(Cusip Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ray Lees, Esq. Commercial Law Group, P.C. 5520 North Francis Avenue Oklahoma City, Oklahoma 73118 Telephone: (405) 232-3001	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$376,649,119	$43,728.96

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $11.00 cash per share (i) all 28,800,059 shares of common stock of the subject company, which represents all outstanding shares of common stock of the subject company, other than those shares held by Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc. and their wholly owned subsidiaries, as of April 13, 2011, the most practicable date before filing, and (ii) if issued, all 5,440,770 shares of common stock of the subject company that would be issuable upon conversion of the warrant of the subject company that is currently outstanding.

**	The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,728.96	Filing Party:	Nomac Acquisition, Inc. and Chesapeake Energy Corporation
Form or Registration No.:	Schedule TO	Date Filed:	April 26, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011, as amended by the Amendment No. 1 to the Schedule TO filed on May 3, 2011, and is filed by (i) Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and (ii) Chesapeake. The Schedule TO relates to the tender offer by Purchaser and Chesapeake to purchase all outstanding shares of common stock, par value $0.01 per share (the “Bronco shares”), of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), at $11.00 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “offer”). The offer is made pursuant to the Agreement and Plan of Merger, dated as of April 14, 2011 (the “merger agreement”), by and among Chesapeake, Purchaser and Bronco.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information.

1.	The fifth sentence of the second paragraph of Section 1 – “Terms of the Offer” on page 4 of the Offer to Purchase in the section entitled “The Offer” is hereby amended and restated as follows:

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase promptly after the expiration of the offer, all Bronco shares validly tendered and not withdrawn prior to the expiration date.

2.	The following sections of the Offer to Purchase are hereby amended as follows:

(a) the first paragraph of Section 2 – “Acceptance for Payment and Payment” on page 5 of the Offer to Purchase in the section entitled “The Offer” is hereby amended and restated as follows:

Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Bronco shares validly tendered and not properly withdrawn prior to the expiration date promptly after the later of (i) the expiration date and (ii) the satisfaction or waiver of all conditions to the offer relating to governmental or regulatory approvals. We will assert or (to the extent permitted by the merger agreement or applicable law) waive all other conditions set forth in Section 14 — “Conditions of the Offer,” in our sole discretion (as determined subject to the principles of construction under applicable state law), in whole or in part, at or prior to the expiration of the offer. We can waive some of the conditions to the offer without the consent of Bronco. We cannot, however, waive the Minimum Condition without the consent of Bronco. If we provide a subsequent offering period, we will immediately accept and promptly pay for Bronco shares as they are tendered during the subsequent offering period. Notwithstanding the foregoing, subject to the terms and conditions of the merger agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Bronco shares until satisfaction of all conditions to the offer relating to governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the offer, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see Section 15 — “Certain Legal Matters; Regulatory Approvals.”

(b) the second paragraph of Section 14 – “Conditions of the Offer” on page 39 of the Offer to Purchase in the section entitled “The Offer” is hereby amended and restated as follows:

The foregoing conditions are for the sole benefit of Chesapeake and Purchaser and, except for the Minimum Condition, which may be waived only with the prior written consent of Bronco, may be asserted or (to the extent permitted by law) waived by Chesapeake and Purchaser, in their sole discretion (as determined subject to the principles of construction under applicable state law), in whole or in part at any applicable time or from time to time, subject to the terms and conditions of the merger agreement and the applicable rules and regulations of the SEC. However, other than with respect to the conditions to the offer relating to governmental or regulatory approvals, all other conditions set forth in this Section 14 — “Conditions of the Offer” may only be asserted or (to the extent permitted by law) waived by Chesapeake and Purchaser, in their sole discretion (as determined subject to the principles of construction under applicable state law), in whole or in part, at or prior to the expiration of the offer. Any determination that Chesapeake or Purchaser makes concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

3.	The first paragraph of Section 14 – “Conditions of the Offer” on page 39 of the Offer to Purchase in the section entitled “The Offer” is hereby amended by adding the following sentence to the end of such paragraph:

The “date of determination” means immediately prior to the expiration of the offer.

4.	The third and fourth sentences in the first paragraph under the sub-heading “—Legal Proceedings” in Section 15 – “Certain Legal Matters; Regulatory Approvals” on page 41 of the Offer to Purchase in the section entitled “The Offer” is hereby amended and restated as follows:

Two of the Oklahoma Suits have been voluntarily dismissed. Four putative class action lawsuits were filed in the Court of Chancery of the State of Delaware (the “Delaware Suits” and together with the four remaining Oklahoma Suits, the “Class Actions”).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011

NOMAC ACQUISITION, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr. Title: Executive Vice President and Chief Financial Officer

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr. Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 26, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011.*

(a)(5)(B)	Press release issued by Chesapeake Energy Corporation on April 26, 2011 announcing commencement of the tender offer.*

(a)(5)(C)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601) (incorporated by reference to Exhibit (a)(5)(B) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(D)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(C) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(E)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398) (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B. Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(G)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687) (incorporated by reference to Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(H)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723) (incorporated by reference to Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(I)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738) (incorporated by reference to Exhibit (a)(5)(H) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(J)	Press release dated April 15, 2011 (incorporated by reference to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 15, 2011).*

(a)(5)(K)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419) (incorporated by reference to Exhibit (a)(5)(I) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(L)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(J) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(M)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6434) (incorporated by reference to Exhibit (a)(5)(K) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(N)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP) (incorporated by reference to Exhibit (a)(5)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(O)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, individually and on behalf of all others similarly situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6432) (incorporated by reference to Exhibit (a)(5)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(2)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(3)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC (incorporated by reference to Exhibit 4 to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(g)	None.

(h)	None.

*	Previously filed.